

May 31, 2024

Martin Lewis
Chief Financial Officer
Pearl Holdings Acquisition Corp
767 Third Avenue, 11th Floor
New York, NY 10017

> **Re: Pearl Holdings Acquisition Corp**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **Form 10-K/A for the fiscal year ended December 31, 2023**
> **File No. 001-41165**

Dear Martin Lewis:

We have reviewed your May 24, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 14, 2024 letter.

Form 10-K/A for the fiscal year ended December 31, 2023

Exhibits

1. We note the certifications provided in Exhibits 31 and 32 refer to Form 10-K rather than Form 10-K/A for the year ended December 31, 2023. In addition, we note that the certification provided in Exhibit 32.2 refers to the incorrect period. Please file an amendment to your Form 10-K for the year ended December 31, 2023 with corrected certifications.

Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction